New Dragon Asia Corp.
10 Huangcheng Road (N)
Longkou, Shandong Province
People’s Republic of China 265701

November 22, 2010

Mr. H. Roger Schwall Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	New Dragon Asia Corp. Preliminary Proxy Statement on Schedule 14A Filed October 13, 2010 File No. 1-15046 Registration Statement on Form S-3MEF Filed October 16, 2010 File No. 333-162552

Dear Mr. Schwall:

We hereby respond to the comments set forth in the Staff’s letter dated November 5, 2010 (the “Staff’s Letter”).

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows (the numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter):

Comment	Form 8-K filed on June 17, 2010
1.
We note your disclosure throughout the proxy statement that you have issued 8,142,409 Class A common shares in excess of the amount authorized by your articles of incorporation.  Please explain to us and disclose in your proxy statement the following:

The circumstances in which these over-issuances were made, such as whether the shares were issued for cash, as compensation to officer and directors, or upon conversion or exercise of other securities.  To the extent these shares were issued to officers, director, affiliates, or related parities, disclose the recipients’ identities.

The status of these shares under applicable law both before and after the proposed share consolidation.  We note, for example, your disclosure that these shares are “void” under Florida law.  However you include them in your calculation of shares issued and outstanding, and it appears that you plan to consolidate these over-issued shares in your 1:100 reverse stock split.  In this regard, we note that Annex C indicates that there will be 1,081,424 shares issued and outstanding following the split.  Please provide your legal analysis, including relevant citations, supporting your proposed plan of action.

Any current or potential obligations, liabilities, or contingencies related to the over-issuance of Class A common stock.  Quantify those amount to the extent practicable.

Company Response:  The Company has issued 19,509,894 shares of its Class A common stock in excess of the number of shares of common stock authorized pursuant to the Company's Articles of Incorporation.  Such shares were issued to holders of the Company’s Series A and Series B Preferred Stock as a quarterly interest dividend pursuant to the terms of the Series A and Series B Preferred Stock.  As already indicated throughout the Proxy Statement, under Florida law, the over-issued shares are void.  Wolfson v. Cary, 488 So. 2d 864, 868 (Fla. 3d Dist. Ct. App. 1986).  However, the Uniform Commercial Code, § 678.2101, Fla. Stat. (2010), provides that “an overissue does not occur if appropriate action has cured the overissue[,]” which in the Company’s case could be accomplished by an amendment to its Articles of Incorporation that authorizes additional shares of common stock pursuant to § 607.1003, Fla. Stat. (2010).  We acknowledge that the proposed amendment to the Articles of Incorporation attached to the Proxy Statement as Annex C as originally filed did not cure the overissue problem, because the Amendment did not specifically contemplate an amendment to authorize the appropriate number of shares to cure the over-issue problem.

We have therefore revised the process by which we are addressing the  over-issue based on the advice of Florida counsel to consist of the following steps:

a.       The Company will amend its Articles of Incorporation (by proposing an amendment to the shareholders and allowing them to vote on the amendment pursuant to § 607.1003, Fla. Stat. (2010)), so that the Company is authorized to issue at least 119,509,894 shares of Class A common stock.  The vote on this amendment will be accomplished in the same manner as Proposals 2 and 3 were to be accomplished as described in the Proxy Statement (i.e., by deducting 19,509,894 shares from the shares voted in favor of the amendment).

b.      Prior to the reverse stock split, the Company will file the Amended Articles with the Florida Secretary of State.

c.       Once the Articles are filed, the shareholders wi11 vote on the reverse stock split, with the threshold for approval being the same as for the increase in authorized shares (i.e., by deducting 19,509,894 shares from the shares voted in favor of the reverse split). Prior to voting on the remaining proposals, the Company will file further Amended Articles with the Florida Secretary of State, which will act to recall all outstanding shares and reissue the approximately 1,950,989 shares under the amended Articles, as a result of which the over-issue problem should be cured and all shares issued (119,509,894) will be authorized to vote on Proposals 3 and 4 (and have all other rights of any other Class A common stockholder).

d.      Proceed with the vote on Proposals 3 and 4 as set forth in the Proxy Statement, but without having to deduct any shares voted in favor of the proposals.

Any shareholder holding void shares is entitled to recover their value from the Company unless the Company is able to replace the void share with a valid share. As of November 15, 2010, this obligation results in a potential commitment to buy back shares amounting to approximately $800,000, plus the expenses associated with administering such claims.

2.
With respect to the over-issuances discussed above, please explain to us whether this has impacted your evaluation of your disclosure controls and procedures and internal control over financial reporting, and if so, how.  In that regard, we note you have concluded that these systems have been effective for several consecutive reporting periods.

Company Response:  We were not aware of the over-issuance of shares until American Stock Transfer informed us as we believed our authorized share capital was large enough to cover any issuance of new shares. The Company, after learning about this over issuance problem, has implemented the following control measures to remedy this situation:

A. Instruct American Stock Transfer not to issue any new shares until we tackle the issue and inform them afterward;

B. Design and implement a new control point by assigning an accounting officer to check against the ledger of the authorized share capital upon issuance of new shares in the future to ensure that any  new issuance will be properly arranged within the limit of the authorized share capital.

3.
We note that your website, www.newdragonasia.com is no longer available online.  There fore you should remove the reference to such website at page 28 of the proxy statement.  In addition, explain to us whether you intend for the website to remain down permanently.

Company Response: The website is temporarily closed due to technical problems. The Company is working closely with the domain name company and IT experts to resolve the problem.

Comment	Registration Statement on Form S-3MEF, File No. 333-131191

4.
We note that you filed this automatically effective registration statement pursuant to Rule 462(b) in connection with an offering that was registered over three years prior.  Please explain to us how you believe you complied with Rule 462 and Form S-3.  We may have further comment.

Company Response:  We filed the Registration Statement on Form S-3 (File No. 333-131191) pursuant to Rule 415(i) and therefore it is not subject to the three-year limitation of Rule 415(a)(5).  With respect to our compliance with Form S-3 at the time of the file of the Registration Statement on Form S-3 under Rule 462, as the offering registered related to securities being offered for the account of selling shareholders and we were listed on the NYSE Amex LLC at the time of filing, we believed that the requirements of Form S-3 were met upon filing.  As the Staff had previously indicated that Rule 462(b) “can only be used once per delayed shelf registration statement…” and “is available in connection with a selling shareholder registration statement in order to increase the number of shares…”, we used Rule 462(b) in manner which appeared to be available in connection with a delayed or continuous offering involving selling shareholders under the historical interpretations of the Staff.  Please see former Numbers 126 and 127 of the Staff’s Manual of Publicly Available Telephone Interpretations, B. Securities Act Rules.  We have since become aware of Compliance and Disclosure Interpretation 244.04 which states that Rule 462(b) may only be used “to increase the number of shares registered prior to sending the confirmation for the first sale of securities in the offering.”  Although we will respect the views of the Staff in this regard, in the case of a resale registration statement relating to an offering to be conducted solely by selling shareholders in the market from time to time, there are to our knowledge no confirmations issued by any underwriter and we as the registrant will not be in a position to determine when the individual selling shareholders have sold any shares under the registration statement.  It is certainly reasonable, however, to assume that three years after effectiveness at least one such sale has taken place, therefore if the Staff believes that we should deregister the shares covered by the Form S-3MEF and refile the Registration Statement as a Rule 429 registration statement, we will proceed in this manner.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this letter would be greatly appreciated.  If you have further questions please feel free to contact either Mitchell Nussbaum of Loeb & Loeb LLP at (212) 407-4159 or Norwood P. Beveridge, Jr. of Loeb & Loeb LLP at (212) 407-4970 . Thank you.

Sincerely,

/s/ Li Xia Wang
Li Xia Wang
Chief Executive Officer
New Dragon Asia Corp.